The First
Marblehead
Corporation

March 31, 2010

By Electronic Submission and Facsimile to (703) 813-6983

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Kathryn McHale

Re:	The First Marblehead Corporation
Form 10-K for the Fiscal Year Ended June 30, 2009
Form 10-Q for the Quarterly Period Ended December 31, 2009
File No. 001-31825

Dear Ms. McHale:

The following are our responses to comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 10, 2010 (the “Letter”) to Kenneth Klipper, Chief Financial Officer of The First Marblehead Corporation (the “Company” or “FMC”).  For your convenience in review, the following responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter.

Form 10-K for the Fiscal Year Ended June 30, 2009

Management’s Discussion and Analysis of Financial Condition..., page 43

Financial Condition, Liquidity and Capital Resources, page 65

1.                                       We note the second paragraph on page 66 states net cash used in operating activities was $56.3 million for fiscal 2009 as compared to $456.1 million in 2008, reflecting a net use of $479 million by your Banking subsidiary to generate private education loans.  Tell us and in future filings please revise this section to include the following information:

·                                          Discuss any restrictions by the Company with respect to the use of funds generated by your Banking subsidiary to fund your operations to the extent they are not available to the Company other than through upstream dividends.

·                                          Discuss any material expected effects on your liquidity, cash flows and results of operations related to the potential sale of Union Federal, your Banking

{F0028680.11 }The First Marblehead Corporation

800 Boylston Street, 34th Floor

Boston, MA 02199

Phone 800.895.4283

www.firstmarblehead.com

Creating Solutions for Education Finance

subsidiary.  Consider in your response that net interest revenue for the six months ended December 31, 2009 was $6 million, equal to 25% of total revenues for the period.  Refer to the proposed sale stated in Note 1, Nature of Business and Summary of Significant Accounting Policies on page 7 of the Form 10-Q for the period ending December 31, 2009.

Response to Comment No. 1:

We respectfully advise the Staff that we will provide the requested disclosure in future filings.

As a result of the Company’s ownership of Union Federal Savings Bank (“Union Federal”), it is a savings and loan holding company subject to regulation, supervision and examination by the U.S. Office of Thrift Supervision (“OTS”).  The Company confirms that funds generated by Union Federal could be available to fund the Company’s operations, subject to laws and regulations generally applicable to all savings and loan holding companies.

The OTS regulates all capital distributions by Union Federal directly or indirectly to the Company, including dividend payments.  Union Federal is required to file a notice with the OTS at least 30 days before the proposed declaration of a dividend or approval of a proposed capital distribution by Union Federal’s board of directors.  Union Federal must file an application to receive the approval of the OTS for a proposed capital distribution when, among other circumstances, the total amount of all capital distributions (including the proposed capital distribution) for the applicable calendar year exceeds net income for that year to date plus the retained net income for the preceding two years.

A notice or application to make a capital distribution by Union Federal may be disapproved or denied by the OTS if it determines that, after making the capital distribution, Union Federal would fail to meet minimum required capital levels or if the capital distribution raises safety or soundness concerns or is otherwise restricted by statute, regulation or agreement between Union Federal and the OTS or the Federal Deposit Insurance Corporation (“FDIC”) or a condition imposed by an OTS approval.  Under the Federal Deposit Insurance Act (the “FDIA”), an FDIC-insured depository institution such as Union Federal is prohibited from making capital distributions, including the payment of dividends, if, after making such distribution, the institution would become “undercapitalized” (as such term is used in the FDIA).

In July 2009, the Company entered into a supervisory agreement (the “Supervisory Agreement”) with the OTS and Union Federal entered into a stipulation consenting to the issuance by the OTS of an order to cease and desist (the “Order”).  The Supervisory Agreement and the Order required, among other things, maintenance of certain capital levels of Union Federal as well as OTS approval prior to the payment of any dividend by Union Federal.  The OTS terminated the Order and the Supervisory Agreement, each in its entirety, on March 5, 2010 and March 10, 2010, respectively.  As a result of these terminations, the Company and Union Federal no longer have any obligations under the Supervisory Agreement or the Order, respectively.  Please see our response to comment number 11 below for more information on the termination of the Supervisory Agreement and the Order.

The Company’s net interest revenue for the first six months of fiscal 2010, on a consolidated basis, was $5.9 million, of which $4.2 million was attributable to operations of Union Federal.  During the second quarter of fiscal 2010, Union Federal sold its entire portfolio of private education loans held for sale, which excluded loans held by Union Federal’s subsidiary UFSB Private Loan SPV, LLC (“UFSB-SPV”).  With the loss of this source of net interest revenue, Union Federal is currently experiencing monthly operating losses of approximately $350,000.  In connection with our previously announced exploration of strategic alternatives for Union Federal, including a potential sale, we have adopted a conservative investment strategy, maintaining Union Federal’s investable assets in cash and cash equivalents, which investment strategy we believe will prove attractive to a potential bidder.  Due to the net losses Union Federal is currently generating, we expect the sale of Union Federal to have a positive impact on our consolidated earnings as well as providing enhanced liquidity for the Company through an additional cash infusion from the sale proceeds.  Furthermore, we do not believe the expected sale of Union Federal will result in a material change to our on-going operations because we do not expect Union Federal to offer private education loans during fiscal 2010 or to serve as a funding source for the Company.

2.                                       We note the Company has significantly decreased cash funds provided from operating activities due to its current inability to facilitate new securitizations and to the sale of the Trust Certificate for which you are no longer entitled to residual receivables from the NCSLT Trust.  Please discuss your proposed short-term and long-term plans to increase cash inflows from recurring operating activities.  Consider in your response the following:

·                                          Cash flows related to asset servicing fees recorded with respect to services provided to the third party purchaser of the Trust certificate is contingent on the availability of cash distributions to the new owners of the residual interest in the NCLST [sic] Trusts.  Refer to the “Asset Servicing Fees and Residuals” section on page 82 of Note 2 (h), Summary of Significant Accounting Policies, Revenue Recognition.

·                                          The new Monogram product was completed in August 2009 and has not been fully deployed as of February 2010.  Refer to page 7 of Note 1, Nature of Business and Summary of Significant Accounting Policies of the Form l0-Q for the period ending December 31, 2009.

·                                          The major sources for funding operating activities for the first six months of 2010 were $287.2 million related to non-recurring tax refunds and the sale of education loans at significant discounts from original cost as required by the OTS Order of Cease and Desist.  Refer to MD&A, Financial Condition, Liquidity and Capital Resources on page 52 of the Form 10-Q for the period ending December 31, 2009.

Response to Comment No. 2:

As discussed on page 7 of the Company’s Quarterly Report on Form 10-Q for the Quarterly Period ended December 31, 2009 (the “Form 10-Q”), development of the Monogram product was completed in August 2009.  The Monogram product integrates all of our service offerings, including program design, marketing support, loan origination and portfolio management.  The Monogram product offering is expected to be structured to generate loan portfolios to be held by originating lenders or financed in the capital markets.  We expect to receive fees from lenders for our origination and marketing-related services and to retain a portion of the interest spread from the loans we facilitate offset by any contribution by us to fund loan portfolio reserves.  For more information on our potential funding of loan portfolio reserves, please see our response to comment number 3 below.  We are currently in discussions with potential lenders regarding the Monogram product offering.  While we believe that we may be successful in completing negotiations with respect to the sale of the Monogram product to potential lenders, we are uncertain as to when these negotiations will be completed, if at all, and how much loan volume may be originated by these lenders in fiscal 2011.

We anticipate continuing to receive administrative and other fees related to our daily management and information gathering and reporting services for parties related to securitization trusts as well as fees on a stand-alone basis for loan processing and loan portfolio default prevention services.  We believe that these administrative and other fees, as well as management of our expenses, coupled with our significant cash (which includes tax refunds received in the first six months of fiscal 2010), cash equivalents and investments will be more than adequate to fund our operations in the short-term as we seek to rebuild our client base and generate fee revenues through the Monogram product over the short-term and long-term.

In considering our short-term and long-term plans to increase cash inflows, we have taken into account the cash flows related to asset servicing fees recorded with respect to services provided to the third party purchaser of the Trust Certificate and, based on the student loan performance assumptions as of December 31, 2009, we do not expect to begin receiving any cash flows for such services until 2022.  For more information on the asset servicing fee, please see our response to comment number 6 below.

3.                                       We refer to the last paragraph on page 66 that states you remain uncertain as to the extent to which you may contribute funds to fund loans portfolio reserves related to your new Monogram product.  We note the “Business, General Developments” section on page 2 states that in lieu of a third party guaranty, your new product provides for funding of segregated loss reserves though fees paid by borrowers and the Company may contribute limited amounts to fund portfolio reserves.  Please tell us and discuss in future filings the following:

·                                          The accounting policies with respect to funding loss reserves including any contractual conditions that limit the extent of funding required by the Company.

·                                          The expected funding sources to be used to fund the loss reserves and any potential material effects on the Company’s future liquidity and cash flows.

·                                          The extent to which funding these loss reserves by the Company creates a relationship as co-guarantor of the loans being serviced with a resulting contingent liability for unfunded loss reserves not paid by borrowers.

Response to Comment No. 3:

As discussed in our response to comment number 2 above, we are currently in discussions with potential lenders regarding the Monogram product offering, the terms of which are expected to vary with each lender.  If, as part of a negotiated Monogram product offering, the Company agrees to contribute cash to fund portfolio reserves, we expect that such capital commitment would be capped per the terms of the underlying contracts and would be funded from the Company’s cash balances.  At this time, we do not know what the final terms of the Company’s commitment, if any, will be, and, therefore, we cannot comment on the potential effect of such commitment, material or otherwise, on the Company’s future liquidity and cash flows.  In addition, until the final terms of a particular Monogram product offering are established with any lender, we cannot comment on the accounting policies or the extent to which funding these loss reserves by the Company would create a relationship as co-guarantor of the loans being serviced.  At this time, it is not expected that the Monogram product will result in the Company retaining any contingent liability for unfunded losses.  If, as part of a negotiated Monogram product offering, the Company agrees to contribute cash to fund portfolio reserves, we will include appropriate disclosure in our periodic reports regarding these matters.

Contractual Obligations, page 67

4.                                       We note your discussion regarding the education loan warehouse facility.  Please revise future filings to:

·                                          Disclose the repayment terms of the notes outstanding under the facility, including when payments are due, the interest rate payable on the outstanding notes and how the lender’s accelerated repayment right operates;

·                                          Discuss the effect, if any, of the recent sale of private education loans by Union Federal on the Company’s obligations under the facility; and

·                                          Briefly discuss the current status of the private education loans pledged as collateral under the facility.

In your response to this comment, please provide us with your proposed revised disclosure.

Response to Comment No. 4:

We respectfully advise the Staff that we will provide the applicable requested disclosure in future filings, as discussed in more detail below.  As disclosed on page 67 of the Company’s Annual Report on Form 10-K for the Fiscal Year Ended June 30, 2009 (the “Form 10-K”), UFSB-SPV, a bankruptcy-remote special purpose entity, entered into an education loan warehouse facility in July 2007.

Background

The facility served as a source of interim financing for private education loan programs initially funded by Union Federal, a wholly owned subsidiary of the Company and the corporate parent of UFSB-SPV.  The Company is not party to the indenture relating to the facility (the “Indenture”).

Pursuant to the facility, UFSB-SPV borrowed advances from a third-party conduit lender and used such advances to purchase approximately half of the private education loans that had previously been originated but not securitized by Union Federal (the “Financed Loans”).  To secure its repayment obligations under the Indenture, UFSB-SPV granted a security interest to the conduit lender in certain collateral, including the Financed Loans.  Neither the Company nor Union Federal is a borrower or co-borrower under the facility, and the conduit lender’s recourse under the facility is generally limited to the assets of UFSB-SPV, which consist almost exclusively of the Financed Loans.  The Indenture contemplates periodic “take-out” securitizations, pursuant to which UFSB-SPV would repay outstanding advances under the Indenture from the proceeds of a permanent financing transaction and then borrow again under the facility.

The Education Resources Institute, Inc. (“TERI”), the third-party guarantor of the Financed Loans, filed a voluntary petition for relief under Chapter 11 of the Bankruptcy Code (the “TERI Reorganization”) in April 2008.  The TERI Reorganization, and subsequent ratings downgrades of TERI, resulted in events of termination under the Indenture.  As a result, the facility termination date was declared, UFSB-SPV is not eligible for further borrowings under the Indenture and the conduit lender may elect to accelerate the repayment of advances outstanding under the Indenture.  Subsequently, additional events of termination occurred under the Indenture, including with respect to one- and three-month default ratios on the Financed Loans.

Information on the Company’s defaulted and delinquent loans held for sale and the amount of the Financed Loans as of June 30, 2009 and 2008 appear in Note 6 to the consolidated financial statements included in the Form 10-K on page 89.  In addition, in Note 3 to the consolidated financial statements included in the Form 10-Q on pages 13 and 14, the Company’s education loan portfolio held for sale as of December 31, 2009 only includes the Financed Loans held by UFSB-SPV at that balance sheet date.  This footnote includes the amount of principal and interest of held-for-sale loans delinquent or in default.  All other education loans held for sale by UFSB were sold during the second quarter of fiscal 2010.  We will continue to provide this information in our future filings and respectfully submit that additional details of the current status of the Financed Loans are not material to an investor in the Company, in light of the previous events of termination under the Indenture and the lender’s limited recourse under the facility.

As disclosed on page 69 of the Form 10-K, outstanding borrowings under the facility currently accrue interest at prime plus 2%.  Principal and interest on each outstanding advance are paid on a monthly settlement date pursuant to the Indenture, in accordance with the payment priorities set forth in the Indenture.  Principal and interest are paid out of amounts collected in respect of the Financed Loans during the preceding month and deposited in a collection account pursuant to the Indenture.

UFSB-SPV is required to repay in full outstanding advances on the earlier to occur of (i) the date such amount is declared to be accelerated by the conduit lender or (ii) July 14, 2010.  In the event that UFSB-SPV is incapable of repaying outstanding advances in full on such dates, the Company expects the conduit lender to foreclose on the collateral or continue to require UFSB-SPV to repay outstanding advances in accordance with the payment priorities set forth in the Indenture, using amounts collected in respect of the Financed Loans, until all such outstanding advances have been paid in full, if possible.

As disclosed on page 14 of the Form 10-Q, the Financed Loans were not included in the sale by Union Federal of its portfolio of private education loans during the second quarter of fiscal 2010.  Therefore, the sale by Union Federal of its private education loans does not have any impact on UFSB-SPV’s obligations under the facility.  We respectfully submit that we do not believe a further update to our disclosure on this matter is required.

Proposed Disclosure

The following is our proposed revised disclosure:

In July 2007, Union Federal’s subsidiary, UFSB Private Loan SPV, LLC, or UFSB-SPV, entered into a $300.0 million education loan warehouse facility with a third-party conduit lender.  The facility served as a source of interim financing for private education loan programs initially funded by Union Federal. UFSB-SPV used advances under the facility to fund purchases of private education loans from Union Federal. To secure its repayment obligations, UFSB-SPV granted a security interest to the conduit lender in certain collateral, including private education loans that had previously been originated but not securitized by Union Federal, which we refer to as the financed loans.  Neither FMC nor Union Federal is a borrower or co-borrower under the facility, and the facility was structured to generally limit the conduit lender’s recourse to the assets of UFSB-SPV, which consist almost exclusively of the financed loans.

At June 30, 2009 and June 30, 2008, $230.1 million and $242.9 million, respectively, were outstanding under the facility. The outstanding notes under the facility accrue interest at the prime rate plus 2%.  Principal and interest on each outstanding advance are paid on a monthly settlement date pursuant to the indenture, in accordance with the payment priorities set forth in the indenture.  Principal and interest are paid out of amounts collected on the financed loans during the preceding month and deposited in a collection account pursuant to the indenture.

The TERI Reorganization, and subsequent TERI ratings downgrades, resulted in events of termination under the indenture relating to the facility. As a result, the facility termination date was declared, UFSB-SPV is no longer eligible for further borrowings under the facility and the conduit lender may elect, by written notice to UFSB-SPV, to accelerate repayment of notes outstanding under the facility.  Subsequently, additional events of termination have occurred under the indenture, including with respect to one- and three-month default ratios on the financed loans.

In the event that the conduit lender were to elect to accelerate repayment of the notes, the principal amount would immediately be due and payable, together with all accrued and unpaid interest.  The conduit lender would also have the right to foreclose on the collateral at any time.  As of the date hereof, the conduit lender has elected not to exercise such rights but may do so at a later time in its discretion. If the conduit lender does not exercise its rights to accelerate such payment, all outstanding notes under the facility will become due on July 14, 2010. In the event that UFSB-SPV is unable to pay the outstanding notes in full when due, we expect the conduit lender to continue to require repayment of the outstanding notes from collections on the financed loans, until the outstanding notes are paid in full, if possible.

In April 2009, Union Federal sold substantially all of its economic interest in the facility to a newly formed subsidiary of FMC. As a result of the transaction, the financed loans held by UFSB-SPV, and the related indebtedness to the conduit lender, were eliminated from Union Federal’s balance sheet, which accommodated regulatory capital compliance under the regulations of the OTS.

See Note 12, “Education Loan Warehouse Facility and Other Liabilities and Unused Lines of Credit,” in the notes to our consolidated financial statements included under Item 8 of this annual report for more information on the facility termination.

5.                                       It does not appear that the material contracts underlying the education loan warehouse facility have been filed as exhibits to the Form 10-K.  Please file these agreements with your next periodic report or tell us why you are not required to do so.

Response to Comment No. 5:

We respectfully advise the Staff that we have reviewed the requirements of Item 601 of Regulation S-K and believe that the contracts underlying the education loan warehouse facility do not currently meet the qualitative or quantitative materiality criteria set forth in Item 601(b)(10) of Regulation S-K for the following reasons:

·                  The Indenture is a contract that ordinarily accompanies the kind of business conducted by the Company and its subsidiaries.  The Company and its subsidiaries are in the business of facilitating private education loans.  The education loan warehouse facility served as a source of interim financing for private education loan programs initially funded by Union Federal, a wholly owned subsidiary of the Company.  As a federally chartered thrift, Union Federal’s business includes a variety of consumer loan products and services, although Union Federal is not, as of the date hereof, offering private education loans.

·                  Neither the business of the Company nor Union Federal is substantially dependent on the Indenture.  The facility served as a source of interim financing for private education loan programs initially funded by Union Federal.  It was one of several sources of financing available to Union Federal for such loan programs.  Union Federal is no longer offering private education loans, and its business is not substantially dependent on funding private education loan programs.  The Company’s business is substantially dependent on providing outsourced services to financial and educational institutions for designing and implementing private education loan programs, not making such loans directly.

·                  Neither the Company nor Union Federal is a borrower or co-borrower under the facility, and the conduit lender’s recourse under the facility is generally limited to the assets of UFSB-SPV, which consist almost exclusively of the Financed Loans.  UFSB-SPV is a bankruptcy-remote special purpose entity, such that it is required under its governing documents to operate as a wholly independent entity.  Its assets are legally isolated and are not available to Union Federal or to the Company, as parent to Union Federal.

Because we do not consider the contracts underlying the education loan warehouse facility to be material agreements, we respectfully advise the Staff that we do not believe we are required to include those agreements as exhibits to our periodic reports pursuant to Item 601 of Regulation S-K.  If, in the future, we determine that the education loan warehouse facility is material to the Company, we will file the underlying contracts with the Commission.

Financial Statements for the Fiscal Year Ended June 30, 2009

Note 2, Summary of Significant Accounting Policies

(h) Revenue Recognition, page 81

6.                                       We refer to the “Asset Servicing Fees and Residuals” section on page 82 that states your receipt of asset servicing fees from the third party purchaser of the Trust Certificate is contingent on distributions available to the third party owners of the residual interests in the NCSLT Trust.  Please tell us and discuss in future filings your basis, including the specific accounting literature you relied on for accruing these fees.  Consider in your response and proposed disclosure the following:

·                                          The seniority of the new owners of the Trust Certificate with respect to receiving residual cash flows from the various trusts.

·                                          A summary of recent residual cash distributions to the owners of the Trust Certificates including a discussion of any major recent changes in the level of cash distributions received due to market illiquidity or defaults of related collateral loans.

·                                          The following disclosure in Note 1, Nature of Business and Summary of Significant Accounting Policies, Business Trends, Uncertainties and Outlook on page 6 and related discussion in MD&A, Business Trends and Uncertainties on page 32 of the Form 10-Q for the period ending December 31, 2009.

·                                          The expected effects of recent higher level of defaults experienced by the NCSLT Trust.

·                                          The recent negative rating actions by credit agencies in December 2009 and January 2010, with respect to certain subordinate ABS issued by these trusts and the expected reprioritization to senior noteholders of debt issued by these trusts.

·                                          The underlying assets in the NCSLT Trust, that were TERI-guaranteed, had cash collection concerns as evidenced by a 26% deferment rate and a 6% forbearance rate as of December 31, 2009.  Refer to the MD&A, “Application of Critical Accounting Policies and Estimates, Service Revenues and Receivables” section on page 36 of the Form 10-Q for the period ended December 31, 2009.

Response to Comment No. 6:

We respectfully advise the Staff that we will provide the requested disclosure in future filings.

In determining the appropriate accounting for our asset servicing fee related to the Trust Certificate, we relied on the revenue recognition guidance in ASC 605-10-25-1, “Revenue Recognition — Revenue and Gains,” which provides that revenue is recognizable when goods or services have been exchanged for cash or claims to cash, and an entity has substantially accomplished what it must do to be entitled to the benefits represented by the revenues.

In connection with the sale of the Trust Certificate, the Company and First Marblehead Education Resources, Inc., a wholly owned subsidiary of the Company (“FMER”), entered into an Asset Services Agreement with the third-party purchaser of the Trust Certificate and which was included as Exhibit 10.34 to the Form 10-K (the “Asset Services Agreement”).  Pursuant to the terms of the Asset Services Agreement, the Company and FMER (together, the “Advisor”) are entitled to an advisory fee (the “Asset Servicing Fee”) from VCG Owners Trust (“VCG”) for services provided to support VCG’s ownership of residual interests in the NCSLT Trusts.  The services provided by the Advisor include analysis and valuation optimization and services related to funding strategy, among others.

The Asset Servicing Fee is payable monthly (each, a “Payment Date”) at a rate equal to 1/12 of 0.63% of the aggregate outstanding principal balance of the student loans owned by the NCSLT Trusts as of the last day of the previous calendar month; provided, that the Asset Servicing Fee is earned but the Advisor does not have the right to receive the Asset Servicing Fee except to the extent that amounts payable to the holder(s) of the residuals from payments thereon (“Cash Flows”) are paid from distributions made by each of the NCSLT Trusts on such Payment Date.  To the extent that the Advisor has earned but not received fees for any prior month, any Cash Flows that are paid from distributions made by one or more of the NCSLT Trusts are allocated as follows:

·                  for each Payment Date occurring in each of the 60 calendar months commencing with the first calendar month in which Cash Flows are paid from distributions made by one or more of the NCSLT Trusts, 60% of such amounts are directed by VCG to be paid to the Advisor;

·                  for each Payment Date occurring in or after the 61st calendar month after the first calendar month in which Cash Flows are paid from distributions made by one or more of the NCSLT Trusts until all earned but unpaid Asset Servicing Fees are paid in full, 40% of such amounts are directed by VCG to be paid to the Advisor; and

·                  for each Payment Date occurring thereafter, an amount equal to the monthly Asset Servicing Fee shall be directed by VCG to be paid to the Advisor in full payment of the monthly Asset Servicing Fee.

Under no circumstance will any monthly Asset Servicing Fee be paid by VCG unless VCG has received Cash Flows.  Based on the student loan performance assumptions as of December 31, 2009, we do not expect to begin receiving any Cash Flows for such services until 2022.  The Company discounts the value of the Asset Servicing Fee using a discount rate commensurate with similar receivables.

Pursuant to the Asset Services Agreement, if VCG terminates the Asset Services Agreement without cause, it is required to pay the Company a termination fee set forth in the Asset Services Agreement, in addition to all earned but unpaid Asset Servicing Fees.  The termination fee varies based on the year of termination, however, in all cases the termination fee exceeds the receivables balance currently recorded.  This termination fee is in lieu of the receivables recorded as of the date of termination.  After December 31, 2019 no termination fee would be payable by VCG.  In addition, if VCG sell its interests in the NCSLT Trust, the Asset Services Agreement is required to be transferred to the new owner.  As such, we believe that receipt of these monies will come from either the residual distributions themselves or, in the case of termination, from the termination fee and, therefore, it is appropriate to record such receivable and recognize the related revenues.

Based on the foregoing, we believe that the criteria enumerated in Staff Accounting Bulletin No. 104, “Revenue Recognition” have been properly met in order to recognize revenue:

·                  An arrangement exists between VCG and the Company;

·                  Services have been provided in accordance with the arrangement;

·                  The Asset Servicing Fee is fixed and determinable at 1/12 of 0.63% of the aggregate outstanding principal balance of the student loans owned by the NCSLT Trusts; and

·                  Collectability is reasonably assured through the Cash Flows of the NCSLT Trusts or the termination fee under the Asset Services Agreement.

The amount of revenue recognized is equal to the estimated fair value of the receivable generated from services performed to the balance sheet date.  The fair value is determined based on a cash flow model with collateral performance and securitization structure inputs for the underlying NCSLT Trusts and the payment amounts due and priorities established in the Asset Services Agreement, as discussed above.  The Company believes that collection of the amounts recorded at December 31, 2009 and June 30, 2009 is reasonably assured.  As of the date hereof, no distributions have been made from the NCSLT Trusts related to the residual interests of VCG.  In accordance with ASC 835-30-05, “Interest — Imputation of Interest,” we have presumed that a portion of the Asset Servicing Fee received will represent interest compensation until cash distributions are actually received.

The expected cash flows to be received by the Company from VCG under the Asset Services Agreement have not changed materially for the six months ended December 31, 2009.  As assumptions change, the impact of such changes are reflected in the Company’s statement of operations under “Asset servicing fees — fee updates” and totaled $363,000 for the six months ended December 31, 2009.

The higher level of defaults experienced by the NCSLT Trusts over the past year has delayed the expected Cash Flows due to VCG by approximately two years from our initial expectations, but on a net present value basis, this did not materially impact our Asset Servicing Fee receivable.  In addition, the recent negative rating agency actions have not had an impact on our expected cash flows from the Asset Servicing Fee because the NCSLT Trusts impacted by the downgrades are already paying the maximum contractual interest rates on debt outstanding.

Deferment on loans outstanding as well as forbearance are part of the contractual terms with the borrower and have been considered along with other loan level performance assumptions such as loan prepayments and recoveries on defaults in determining the timing and extent of the Company’s anticipated cash flows from the Asset Servicing Fee.

7.                                       We refer to the third paragraph on page 84 that describes your expected adoption of SFAS 166 and SFAS 167 which are effective for fiscal year 2011.  Taking into consideration the significant number of recent authoritative accounting literature issued that can significantly impact the financial statements of financial institutions, in addition to these two new accounting pronouncements, please tell us and in future annual and interim filings provide the footnote disclosure required by SAB 74 with respect to the adoption of new accounting literature, including FASB Staff Positions:

·                                          Provide a brief description of the new standard, including when adoption is required and if you plan to early adopt the standard.

·                                          Include a discussion of the adoption methods allowed and the method the Company expect to use.

·                                          Discuss the impact the adoption of the standard is expected to have on the financial statements of the registrant, unless it is not known or cannot be reasonably estimated.

·                                          Disclose the potential impact of other significant matters you believe might result from adopting the standard.  Consider issues such as technical violations of debt covenants and planned changes in business practices.

Response to Comment No. 7:

We respectfully advise the Staff that we have reviewed the effective accounting pronouncements listed below and have determined that these pronouncements are either not applicable to the Company or had no material impact on the Company’s financial statements:

·                  EITF 07-1, “Accounting for Collaborative Arrangements” (ASC 808-10) [effective July 1, 2009]

·                  EITF 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock (ASC 815-40) [effective July 1, 2009]

·                  EITF 08-3, “Accounting by Lessees for Maintenance Deposits” (ASC 840-10-05-9A thru 9C; 25-39A, 25-39B, 35-9A and 65-1) [effective July 1, 2009]

·                  EITF 08-5, “Issuer’s Accounting for Liabilities Measured at Fair Value with a Third Party Credit Enhancement” (ASC 820-10-05-3, 25-1, 25-2, 35-18A, 50-4A, 55-23C, 55-23D and 65-3) [effective January 1, 2009]

·                  EITF 08-6, “Equity Method Investment Accounting Considerations” (ASC 323-10-35-14A and 35-32A) [effective July 1, 2009]

·                  EITF 08-7, “Accounting for Defensive Intangible Assets” (ASC 350-30-15-5, 25-5. 35-5A, 35-5B, 55-1, 55-1B, 55-28H, 55-28I, 55-28K, 55-28L and 65-2) [effective July 1, 2009]

·                  FSP APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement)” (ASC 470-20) [effective July 1, 2009]

·                  FSP 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly” [Effective June 15, 2009]

·                  FSP 115-2, “Recognition and Presentation of Other-Than-Temporary Impairments” [Effective June 15, 2009]

·                  FASB Statement No. 165, “Subsequent Events” [Effective June 15, 2009]

·                  ASU 2010-09, “Subsequent Events (Topic 855) - Amendments to Certain Recognition and Disclosure Requirements”

·                  ASU 2009-05, “Fair Value Measurements and Disclosures (Topic 820)-Measuring Liabilities at Fair Value” [Effective October 1, 2009]

·                  ASU 2010-01, “Equity (Topic 505) - Accounting for Distributions to Shareholders with Components of Stock and Cash” [Effective October 1, 2009]

·                  ASU 2010-02, “Consolidations (Topic 810) - Accounting and Reporting for Decreases in Ownership of a Subsidiary—a Scope Clarification” [Effective October 1, 2009]

We respectfully advise the Staff that we have also reviewed the issued, but not yet effective, accounting pronouncements listed below and have determined that none of these pronouncements are applicable to the Company:

·                  ASU 2009-14, “Certain Revenue Arrangements that Include Software Elements” [Effective for transactions entered into after July 1, 2010]

·                  ASU 2009-12, “Fair Value Measurements and Disclosures (820)-Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)” [Effective January 1, 2010]

·                  EITF 09-1, “Accounting for Own-Share Lending Arrangements in Contemplation of Convertible Debt Issuance or Other Financing” [Effective July 1, 2010]

·                  FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets” (ASC 715-20-65-2) [Effective for fiscal 2010 Annual Reports]

·                  ASU 2009-13, “Multiple Deliverable Revenue Arrangements” [Effective for transactions entered into after July 1, 2010]

·                  ASU 2010-06, “Fair Value Measurements and Disclosures (Topic 820)- Improving Disclosures about Fair Value Measurements” [Effective July 1, 2010]

We hereby confirm that, to the extent there are accounting pronouncements that are applicable to the Company in the future, we will continue to provide the footnote disclosure required by SAB 74.

Note 7, Service Receivables, page 89

8.                                       We refer to the last paragraph on page 93 that states you assumed the trusts will not receive funds in excess of the Pledged Accounts and you did not adjust your assumptions regarding TERI’s plan of reorganization under Chapter 11 Bankruptcy.  You also state that you expect TERI to reject its guarantee obligations entirely.  We note that you have not adjusted your assumptions during the six month interim period ended December 31, 2009 as stated in Note 4, Service Revenues and Related Revenues on page 19 of the Form 10-Q for the period ended December 31, 2009.  Please tell us and discuss in future filings your basis for not adjusting your assumptions regarding TERI ability to comply with its obligation to pay claims considering the following:

·                                          Note 1, Nature of Business and Summary of Significant Accounting Policies, Business Trends, Uncertainties and Outlook on page 6 of the Form 10-Q for the period ending December 31, 2009 states the following which indicates expected higher levels of claims to TERI for which amount in the Pledged Accounts may not be sufficient for payment:

·                                          Higher levels of defaults have been recently experienced by the NCSLT Trust.

·                                          Various credit agencies have issued negative rating actions in December 2009 and January 2010 with respect to certain subordinate ABS issued by these trusts and the expected reprioritization to senior noteholders of debt issued by these trusts.

·                                          The proposed joint plan of reorganization, as amended in October 2009, proposes that $250 million, as well as future recoveries on these loans, be transferred to a liquidating trust for the benefit of TERI’s unsecured creditors and therefore appears will not be available for transfer to the Pledged Account for payment of claims.  Refer to MD&A, Application of Critical Accounting Policies and Estimates, “TERI’s Obligation to Pay Claims” on page 37 of the Form 10-Q for the period ending December 31, 2009.

Response to Comment No. 8:

We respectfully submit that, if applicable, we will include disclosure in our future filings explaining why we have not adjusted our assumptions regarding TERI’s ability to comply with its obligation to pay claims, as discussed below.

As a result of the automatic stay under the Bankruptcy Code, TERI ceased purchasing defaulted loans, including defaulted loans from the trusts, in April 2008.  TERI is not permitted to satisfy its guaranty obligations using funds from its general reserves as of the date hereof.  In June 2008, the United States Bankruptcy Court for the District of Massachusetts (the “Bankruptcy Court”) entered an order, however, approving a motion by TERI to purchase defaulted loans using cash in segregated reserve accounts held by a third-party financial institution for the benefit of the particular securitization trust holding the TERI-guaranteed loans (each, a “Pledged Account”).  In assuming that the trusts will not receive funds in excess of the Pledged Accounts, the Company is emphasizing that investors should not assume that TERI will otherwise comply with any of its guaranty obligations or otherwise serve as a source of any credit enhancement for the trusts beyond the cash in the Pledged Accounts.  The Company modified its assumptions as of March 31, 2008 and recorded a write-down of its residuals receivable of $219.6 million to reflect the fact that the trusts would not receive funds beyond the Pledged Accounts.  The Company makes the same point in the risk factors discussion, including the following disclosure on pages 72 and 73of the Form 10-Q:

To the extent the Pledged Account or other reserves available to a particular securitization trust were exhausted, or in the event that the security interests granted by TERI to the trusts are unperfected or otherwise unenforceable or compromised, and loan defaults continued to occur, that trust would have a claim as an unsecured creditor of TERI in the context of the TERI Reorganization. It is expected that TERI’s general reserves will be insufficient to satisfy fully the claims of unsecured creditors, and therefore loan defaults would have a further adverse effect on the amount or timing of cash flows that would otherwise be expected to be generated by the trust, which would adversely affect the value of our service receivables, including our asset servicing fees.

We respectfully submit that any adjustment to our assumptions for the potential outcome of the TERI bankruptcy is premature, particularly in light of the uncertainties discussed below.  The Bankruptcy Court’s June 2008 order granted parties rights to challenge the trusts’ security interests in the collateral other than the Pledged Accounts.  In January 2009, the Official Committee of Unsecured Creditors of TERI (the “Creditors Committee”) filed an adversary complaint in the Bankruptcy Court against the owner trustee and indenture trustee of 17 securitization trusts, and against the Company’s subsidiary First Marblehead Data Services, Inc., as administrator of such trusts.  The complaint generally alleges that the security interests granted by TERI to the trusts, excluding the security interests in the Pledged Accounts, are unperfected or may otherwise be avoided under the Bankruptcy Code.  In particular, the complaint alleges that the trusts do not have enforceable rights to future recoveries on defaulted loans transferred to TERI with an aggregate principal and accrued interest balance of more than $610 million as of December 31, 2009, or in amounts owed or transferred by TERI to Pledged Accounts after the filing of TERI’s petition for reorganization totaling more than $14 million as of December 31, 2009.  The issues involved in the adversary proceeding are highly technical and the Company cannot predict the timing, costs or outcome of the proceeding at this point.  As clearly disclosed to investors, however, the Company has continued to assume that all future recoveries would be available to replenish the Pledged Accounts.  It plans to continue to make this assumption unless and until the joint plan of reorganization of TERI (as amended, the “Plan of Reorganization”) proposed by TERI and the Creditors Committee becomes effective pursuant to the Bankruptcy Code.

TERI and the Creditors Committee originally proposed the Plan of Reorganization in September 2009.  Although the Plan of Reorganization proposed a settlement of the adversary complaint and indicated that TERI would reject its guaranty agreements, the Plan of Reorganization had not been finalized or approved by the Bankruptcy Court by February 9, 2010, the date of the filing of the Form 10-Q.  In fact, TERI and the Creditors Committee have continued to negotiate and revise the Plan of Reorganization following its initial filing with the Bankruptcy Court and have filed three separate amendments.  In addition, both the amount of creditors’ unsecured claims against TERI and the amount to be recovered by unsecured creditors in respect of such claims is highly uncertain and depends, in large part, on projected default and recovery rates.  Finally, the Plan of Reorganization is not effective unless and until it is approved by creditors following solicitation and voting procedures mandated by the Bankruptcy Code.  The solicitation process cannot commence until the Bankruptcy Court approves a disclosure statement relating to the Plan of Reorganization.  The Bankruptcy Court did not approve the disclosure statement until March 5, 2010, and even now it is uncertain whether the Plan of Reorganization will be approved and the adversary proceeding will be settled pursuant thereto.

As a result of these uncertainties, the Company respectfully submits that its assumptions and disclosures related to TERI are appropriate.  The Company has expressly disclosed that investors should not assume any credit enhancement from TERI beyond the Pledged Accounts.  With regard to the adversary proceeding, the Company has disclosed the existence, the nature of the allegations, the amounts involved and the possible settlement of the proceeding pursuant to the Plan of Reorganization, and stated to investors that the Company did not adjust its accounting assumptions as a result of the adversary proceeding.  To the extent that there are any changes in the future relating to these matters, we hereby confirm that we will update our disclosures as appropriate.

Note 15, Fair Value of Financial Instruments, page 103

9.                                       We refer to the combined table of recurring and nonrecurring financial instruments carried at fair value as of June 30, 2009 which shows recurring Level 3 investments totaling $67.5 million.  For these recurring Level 3 financial instruments please provide us and include in future annual and interim filings the following information:

·                                          The reconciliation of assets measured at fair value using Level 3 inputs required by paragraphs 32(c) and (d) of SFAS 157.

·                                          Discuss the reasons for major transfers into and out of the Level 3 valuation category.

·                                          Disclose any major changes in valuation techniques used during the period.  Refer to paragraph 32(e) of SFAS 157.

·                                          Explain how you periodically validate and update the reasonableness of the fair value measures determined for the Level 3 type financial instruments.

Response to Comment No. 9:

We respectfully refer you to the disclosure in Note 7 to our consolidated financial statements included in the Form 10-K on pages 92 and 93 and to the disclosure in Note 4 to our consolidated financial statements included in the Form 10-Q on pages 15 and 16.  We believe that the annual disclosures for the vast majority of the Company’s Level 3 assets measured at fair value on a recurring basis are included in Note 7 and that the interim disclosures are included in Note 4.

We hereby confirm that we will provide the following revised fair value disclosure in future interim and annual filings:

(8) Fair Value of Financial Instruments

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy.

Cash equivalents consist of money market funds with available quoted market prices on active markets that we classify as Level 1 of the valuation hierarchy.

We believe that the carrying values of short-term investments, federal funds sold and deposits approximate fair value due to their short duration.

Investments held for sale are mortgage-backed agency securities that are marked to market using pricing from an independent third party and are classified as Level 2 in the hierarchy.

Market prices are not available for additional structural advisory fees receivables, asset servicing fees receivables or residuals receivables. See Note 4 to the consolidated financial statements included in Form 10-Q for the quarter ended December 31, 2009 for a description of significant observable and unobservable inputs used to develop the estimated fair values of these receivables. These assets are classified within Level 3 of the valuation hierarchy.

During the second quarter of fiscal 2010, we retained an independent third party to assess the fair market value of Union Federal’s portfolio of non-current private education loans directly held for sale. We incorporated the estimate received by the third party, and the sale price received by Union Federal in October 2009 for the sale of its portfolio of current loans, in our estimate of fair value of private education loans held for sale by UFSB-SPV as of December 31, 2009. In the absence of market prices, we estimate fair value utilizing internally-developed discounted cash flow models which include assumptions regarding prepayment rates, net default rates and the LIBOR forward interest rate curve. Education loans held for sale also are classified within Level 3 of the valuation hierarchy.

The following table presents financial instruments carried at fair value as of December 31, 2009 and June 30, 2009, by consolidated balance sheet caption, in accordance with the valuation hierarchy described above on a recurring and nonrecurring basis:

	December 31, 2009				June 30, 2009
	Level 1	Level 2	Level 3	Total carrying value	Level 1	Level 2	Level 3	Total carrying value
Assets:
Recurring:
Cash equivalents	$262,287	$—	$—	$262,287	$142,723	$—	$—	$142,723
Investments held for sale	—	6,784	—	6,784	—	8,450	—	8,450
Additional structural advisory fees	—	—	55,724	55,724	—	—	55,130	55,130
Asset servicing fees	—	—	6,627	6,627	—	—	2,385	2,385
Residuals	—	—	12,237	12,237	—	—	9,960	9,960
Non-recurring:
Education loans held for sale	—	—	99,089	99,089	—	—	350,960	350,960
Total assets:	$262,287	$6,784	$173,677	$442,748	$142,723	$8,450	$418,435	$569,608

The following tables present activity related to our financial assets categorized in Level 3 of the valuation hierarchy for the three and six months ended December 31, 2009 and 2008. All realized and unrealized losses recorded during the periods presented relate to assets still held at the balance sheet date.  There have been no transfers in or out of Level 3 of the hierarchy for the periods presented.

	Three months ended December 31,
	2009				2008
	Fair Value, October 1, 2009	Realized and Unrealized Gains, Recorded in Service Revenues	Settlements	Fair Value, December 31, 2009	Fair Value, October 1, 2008	Realized and Unrealized Gains, Recorded in Service Revenues	Settlements	Fair Value, December 31, 2008
Assets:
Recurring:
Additional structural advisory fees	$55,469	$278	$(23)	$55,724	$94,475	$(29,513)	$(27)	$64,935
Asset servicing fees	4,647	1,980	—	6,627	—	—	—	—
Residuals	10,784	1,453	—	12,237	213,099	(69,082)	—	144,017
Total assets:	$70,900	$3,711	$(23)	$74,588	$307,574	$(98,595)	$(27)	$208,952

	Six months ended December 31,
	2009				2008
	Fair Value, July 1, 2009	Realized and Unrealized Gains and Losses, Recorded in Service Revenues	Settlements	Fair Value at December 31, 2009	Fair Value, July 1, 2008	Realized and Unrealized Gains and Losses, Recorded in Service Revenues	Settlements	Fair Value, December 31, 2008
Assets:
Recurring:
Additional structural advisory fees	$55,130	$641	$(47)	$55,724	$113,842	$(47,403)	$(1,504)	$64,935
Asset servicing fees	2,385	4,242	—	6,627	—	—	—	—
Residuals	9,960	2,277	—	12,237	293,255	(149,238)	—	144,017
Total assets:	$67,475	$7,160	$(47)	$74,588	$407,097	$(196,641)	$(1,504)	$208,952

Fair value estimates for financial instruments not carried at fair value in our consolidated balance sheet are generally subjective in nature, and are made as of a specific point in time based on the characteristics of the financial instruments and relevant market information. We have elected not to apply the fair value provisions available under ASC 820-10, Fair Value Measurements and Disclosures, to these assets and liabilities. Disclosure of fair value estimates is not required for certain items, such as premises and equipment, intangible assets and income tax assets and liabilities.

The short duration of many of our assets and liabilities result in a significant number of financial instruments for which fair value equals or closely approximates the value reported in our consolidated balance sheet. We believe that the carrying values of short-term investments, federal funds sold and deposits approximate fair value due to their short duration. The fair values of education and mortgage loans held for sale are not materially different from their carrying values.

UFSB-SPV’s liability under the education loan warehouse facility of $228,900 at December 31, 2009, is recorded in our balance sheet at the value of outstanding principal and interest. We have elected not to apply the fair value provisions available under ASC 820-10, Fair Value Measurements and Disclosures, to this liability. We believe that the fair value of the education loan warehouse facility is limited to the fair value of eligible assets pledged as collateral, in light of the structure of the facility. The estimated fair value of such assets was $100,655 at December 31, 2009.

Exhibits 31.1 and 31.2

10.                               We note that Exhibits 31.1 and 31.2 to the Form 10-K contain modifications of the exact form of certification as set forth in Item 601(b)(31) of Regulation S-K.  For example, it appears that you have revised the language in paragraph 4(d).  We note similar modifications in Exhibits 31.1 and 31.2 to the Forms 10-Q for the quarterly periods ended September 30, 2009 and December 31, 2009.  In future filings, please ensure that the certifications are in the exact form as set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations.  In your response to this comment, please provide us with your proposed revised certifications for your next periodic report.

Response to Comment No. 10:

We hereby confirm that the certifications in the Company’s future filings will be in the exact form as set forth in Item 601(b)(31) of Regulation S-K. The Company’s proposed revised certifications for its next periodic report are attached as Exhibit A to this response letter.

Form 10-Q for the Quarterly Period Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition..., page 29

Recent Developments, page 31

11.                               We note your discussion of the Supervisory Agreement and the Order in the risk factors section.  Please tell us, and revise management’s discussion and analysis in future filings to disclose, the actions the Company and Union Federal have taken in response to the requirements of the Supervisory Agreement and Order.  In that regard, please discuss whether the Company and Union Federal are in compliance with each of the applicable requirements.  To the extent known, please quantify the capital ratio requirements and the Company’s corresponding ratios.  Please also address the role you expect Union Federal to have in the Company’s future operations given the recent portfolio sale and the limitations imposed by the regulatory agreements.  In your response to this comment, please provide us with your proposed revised disclosure.

Response to Comment No. 11:

We respectfully advise the Staff that we will provide the applicable requested disclosure in future filings, as discussed in more detail below.

Obligations under Supervisory Agreement and the Order

We respectfully refer you to pages 27 and 28 of the Form 10-Q, which disclose (i) the Company’s obligations under the Supervisory Agreement, (ii) the actions that Union Federal took during the six months ended December 31, 2009 pursuant to the Order and (iii) Union Federal’s further obligations under the Order.  The Company and Union Federal have complied with the Supervisory Agreement and Order, respectively, in all material respects.  The OTS terminated the Order and the Supervisory Agreement, each in its entirety, on March 5, 2010 and March 10, 2010, respectively.  In connection with the termination of the Supervisory Agreement, the Company’s Board of Directors adopted resolutions requiring the Company to support the implementation by Union Federal of its business plan, so long as Union Federal is owned or controlled by the Company, and to notify the OTS in advance of any distributions to the Company’s shareholders in excess of $1 million per fiscal quarter and any incurrence or guarantee of debt in excess of $5 million.  Further information regarding termination of the Order and Supervisory Agreement is set forth in the Company’s Current Reports on Form 8-K, which were filed with the Commission on March 10, 2010 and March 11, 2010, respectively.

In the “Recent Developments” subsection of Management’s Discussion and Analysis (“MD&A”) in the Company’s next Quarterly Report, we would propose to include the following disclosure regarding the Supervisory Agreement and the Order:

In July 2009, we entered into a supervisory agreement with the OTS that required us, among other things, to maintain Union Federal’s regulatory capital ratios at specified levels. We refer to the agreement in this quarterly report as the Supervisory Agreement. Union Federal entered into a stipulation in July 2009 consenting to the issuance by the OTS of an order to cease and desist, which we refer to in this quarterly report as the Order. See Note [14] to our consolidated financial statements and “Risks Relating to Regulatory Matters” in Part II, Item 1A of this quarterly report for additional details. We have complied with the Supervisory Agreement in all material respects, and Union Federal has complied with the Order in all material respects. The OTS terminated the Order and the Supervisory Agreement, each in its entirety, on March 5, 2010 and March 10, 2010, respectively.

Capital Ratio Disclosure

Although Union Federal must maintain a minimum amount of capital to satisfy various regulatory requirements under OTS regulations and federal law, the OTS does not establish required holding company capital ratios similar to those of the other bank regulatory agencies.  Therefore, there are no capital ratio requirements for the Company.  The Company is required to support Union Federal’s business plan and to maintain Union Federal’s regulatory capital ratios at levels required by OTS regulations.  The Company disclosed Union Federal’s regulatory capital ratios in the Form 10-Q, in both the notes to the consolidated financial statements and in the discussion in the MD&A under the caption “Support of Subsidiary Bank.”  We respectfully refer you to pages 26 and 27, and page 54, of the Form 10-Q for Union Federal’s capital ratios as of December 31, 2009 and June 30, 2009.

We hereby confirm that so long as we own Union Federal, we will continue to disclose in future filings Union Federal’s regulatory capital ratios in both the notes to the Company’s consolidated financial statements and in the MD&A.  In addition, we propose to include the following disclosure in our discussion in MD&A under the caption “Support of Subsidiary Bank”:

In connection with the termination of the Supervisory Agreement, our Board of Directors adopted resolutions requiring us to support the implementation by Union Federal of its business plan, so long as Union Federal is owned or controlled by us, and to notify the OTS in advance of any distributions to our shareholders in excess of $1 million per fiscal quarter and any incurrence or guarantee of debt in excess of $5 million. Following termination of the Supervisory Agreement and the Order, respectively, we remain subject to extensive regulation, supervision and examination by the OTS as a savings and loan holding company and Union Federal remains subject to extensive regulation, supervision and examination by the OTS and the Federal Deposit Insurance Corporation.

Union Federal’s Role in the Company’s Future Operations

Union Federal currently offers residential and commercial mortgage loans and retail savings, money market and time deposit products.  In connection with the Order, Union Federal sold its entire portfolio of private education loans (other than those held by UFSB-SPV, as discussed in our response to comment number 4 above) and there are no plans, as of the date hereof, for Union Federal to offer private education loans.  Furthermore, as previously disclosed in the Form 10-Q and in Current Reports on Form 8-K filed with the Commission on March 10, 2010 and March 11, 2010, the Company has announced that it has begun examining strategic alternatives for Union Federal, including a potential sale.  While the Company explores these strategic alternatives, Union Federal expects to continue to offer residential and commercial mortgage loans and retail savings, money market and time deposit products.

We would propose to include the following disclosure regarding the role we expect Union Federal to have in the Company’s future operations in the “Overview” section of the MD&A in future filings:

Our subsidiary, Union Federal Savings Bank (Union Federal), is a federally chartered thrift that offers residential and commercial mortgage loans, and retail savings, money market and time deposit products.  Prior to 2009, Union Federal also offered private education loans directly to consumers; however, as of [date] we do not expect Union Federal to offer private education loans during fiscal 2010.  During the second quarter of fiscal 2010, we announced that we had begun exploring strategic alternatives for Union Federal, including a potential sale.

Risk Factors, page 57

We may need to pursue alternatives to securitizations..., page 70

12.                                 It is unclear from your discussion of the loan purchase periods in this risk factor when such periods are set to expire and with respect to how much of the facilitated loan volume.  Please revise your disclosure to clarify when these contractual obligations run, addressing in particular the amounts that expire in the coming quarters.  Please also discuss the terms of the liquidated damages provisions, quantifying the company’s potential exposure to the extent possible.  In your response to this comment, please provide us with your proposed revised disclosure.

Response to Comment No. 12:

As disclosed in Note 6 to the consolidated financial statements included in the Form 10-Q on page 20, the loan purchase periods under our agreements with lender clients vary by client and generally range from 195 days to 555 days following final loan disbursement.  Following expiration of the purchase period, clients are generally free to sell their loans to parties other than the Company.  It is a condition to the purchase of loans by the Company that such loans be covered by a TERI guaranty.  Because the Company expects TERI to reject its guaranty agreements in connection with the Plan of Reorganization, and because the Plan of Reorganization is expected to be confirmed by the Bankruptcy Court as early as April 28, 2010, the Company expects to delete this stand-alone risk factor in its next quarterly report on Form

10-Q.  The Company expects, however, to include disclosure in the risk factor entitled “The TERI Reorganization will adversely affect our ability to facilitate the securitization of TERI-guaranteed loans, and could adversely affect our cash flows from the securitization trusts” to the effect that the Company may be subject to suit by former clients which assert the Company failed to comply with its obligations to use best efforts to securitize their TERI-guaranteed loans prior to rejection of such guarantees.  At this time we do not believe that a loss is probable for such suits by former clients and, accordingly, we have not recorded a contingent liability related to this matter.  If, based on future events, this belief changes, we will provide appropriate disclosure regarding the contingent liability in the footnotes to our consolidated financial statements.

*      *      *

In connection with this response, the Company hereby acknowledges that:

·                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you require additional information, please telephone the undersigned at (617) 638-2163.

Very truly yours,

/s/ Kenneth Klipper

Kenneth Klipper
Managing Director, Chief Financial Officer, Treasurer and Chief Accounting Officer

cc:           Gregory M. Woods, Esq.

EXHIBIT A

CERTIFICATION

I, [identify the certifying individual], certify that:

1.             I have reviewed this Quarterly Report on Form 10-Q of The First Marblehead Corporation;

2.             Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.             Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.             The registrant’s other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a)            Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b)            Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c)             Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d)            Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.             The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)            All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

b)            Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Dated: May [  ], 2010

[Identify the certifying individual]
[Identify the certifying individual’s title]